Exhibit (a)(18)

               INDEPENDENT PROXY FIRM RECOMMENDS VOTE FOR THE
                        COHOES/HUDSON RIVER MERGER


     August 10, 2000 - Cohoes Bancorp, Inc (Nasdaq NMS: COHB) announced today that Proxy Monitor has recommended a vote FOR the Cohoes/Hudson River merger at the meeting to be held on August 17, 2000. Proxy Monitor is a leading provider of proxy research, vote recommendations and voting agent services for institutional investors.
     In addition, TrustCo Bank Corp. NY announced today that Institutional Shareholder Services ("ISS") had recommended the shareholders vote against the Cohoes/Hudson merger. However, what TrustCo failed to note was that ISS stated "We acknowledge that the merger of equals with Hudson appears sound, and offers various strategic benefits. . . .  A Hudson-Cohoes combination certainly appears likely to be in a stronger position than either of the companies on a stand-alone basis."
     Furthermore, ISS went on to state that Cohoes and Hudson River had made "compelling" arguments about the details of the TrustCo and Ambanc offers.
ISS also stated that if "shareholders agree with management that the competing bids are unrealistic and that the prime motivation behind the offers is to disrupt the merger of equals and prevent Hudson and Cohoes from joining, then shareholders should shrug off the other proposals and support the pending transactions."
     ISS' critical conclusion was that "Ultimately, the key issue in this contest is whether the two competing bids are, in fact, legitimate, bona fide bids that promise a high likelihood of consummation." "As we have said time and time again, we believe that both TrustCo's and Ambanc's proposals are highly conditional, illusory and at inadequate prices with little likelihood of ever being completed," stated Harry L. Robinson, President of Cohoes. He concluded by urging shareholders to vote for the Cohoes/Hudson merger, the only real choice.

     Cohoes has obtained the consent of ISS to use portions of its report.

     This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainty. It should be noted that a variety of factors could cause the combined company's actual results and experience to differ materially from the anticipated results or expectations expressed in the forward-looking statements. Cohoes does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.
     Hudson River has filed a Registration Statement on Form S-4 concerning the merger with the United States Securities and Exchange Commission which includes the joint merger proxy statement/prospectus mailed to shareholders. In addition, Cohoes has filed a Solicitation/Recommendation Statement with the United States Securities and Exchange Commission in response to the Tender Offer Statement filed by Ambanc Holding Co., Inc. and intends to file a Solicitation/Recommendation Statement in response to any Tender Offer Statement to be filed by TrustCo Bank Corp NY. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are currently able to obtain the Form S-4 Registration Statement and will be able to obtain the Solicitation/Recommendation Statements when filed, free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Cohoes are available free of charge from the Secretary of Cohoes at 75 Remsen Street, Cohoes, New York 12047, telephone (518) 233-6500.
     Cohoes and Hudson River and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Cohoes-Hudson River merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE S-4 REGISTRATION STATEMENT FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2000, AS AMENDED, AND DOCUMENTS FILED UNDER RULE 425 WITH THE SEC ON JULY 20, 2000 AND JULY 27, 2000.

Contact Person:
Harry L. Robinson, President